Filed pursuant to Rule 424(b)(2)
Registration No. 333-209385 and 333-209385-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2017

PRELIMINARY PRICING SUPPLEMENT

(to Prospectus dated February 4, 2016)

$

Jefferies Group LLC

Senior Fixed Rate 20-Year Step-Up Callable Notes due December 28, 2037

We have the right to redeem the Notes, in whole or in part, on December 28, 2024. Subject to our redemption right, the amount of interest payable on the Notes will be (i) 4.00% from and including the Original Issue Date to, but excluding, December 28, 2024, and (ii) 6.00% from and including December 28, 2024 to, but excluding, the stated maturity date (December 28, 2037). All payments on the Notes, including the repayment of principal, are subject to the credit risk of Jefferies Group LLC.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary.

Title of the Notes:	Senior Fixed Rate 20-Year Step-Up Callable Notes due December 28, 2037.

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	$1,000 per Note (100%)

Pricing Date:	December , 2017

Original Issue Date:	December 28, 2017 ( Business Days after the Pricing Date)

Maturity Date:	December 28, 2037, subject to our redemption right

Interest Accrual Date:	December 28, 2017

Interest Rate:	4.00%, from and including the Original Issue Date to, but excluding, December 28, 2024.

6.00%, from and including December 28, 2024 to, but excluding, December 28, 2037.

Interest Payment Period:	Semi-annual (from and including the 28th day of each June and December to, but excluding, the 28th day of the month occurring six months following such month, beginning December 28, 2017)

Interest Payment Dates:	Each June 28 and December 28, beginning June 28, 2018; provided that if any such day is not a Business Day, the interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Day-Count Convention:	30/360 (ISDA). Please see “The Notes” below.

Redemption:	We will have the right to redeem the Notes, in whole or in part on December 28, 2024 and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, the date of such redemption. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before the date of such redemption.

Optional Redemption Date:	December 28, 2024

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JBF4/US47233JBF49

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-3 of this pricing supplement.

	PER NOTE		TOTAL
Public Offering Price	100%		$
Underwriting Discounts and Commissions		%	$
Proceeds to Jefferies Group LLC (Before Expenses)		%	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about December 28, 2017 against payment in immediately available funds.

Jefferies

Pricing supplement dated                     , 2017.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplements. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplements contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 27, 2017, as amended by our Form 10-K/A, filed with the SEC on February 28, 2017, and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2017, May 31, 2017 and August 31, 2017 filed with the SEC on April 7, 2017, July 6, 2017 and October 10, 2017, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes offered are our debt securities. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement dated February 4, 2016 called “Description of Notes,” subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;

“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Payment of Additional Amounts

We will pay to the holder of any Note that is beneficially owned by a United States alien holder (as defined in the accompanying prospectus) such additional amounts as may be necessary so that every net payment of principal of and interest on the Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such Note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

∎	any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such holder or beneficial owner of such Note (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or having or having had a permanent establishment in the United States;

∎	any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of the Note for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

∎	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

∎	any tax, assessment or other governmental charge imposed by reason of such holder’s or beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

∎	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such Note;

∎	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Note if such payment can be made without withholding by any other paying agent;

∎	any tax, assessment or other governmental charge that is imposed by reason of a holder’s or beneficial owner’s present or former status as (i) the actual or constructive owner of 10% or more of the total combined voting power of Leucadia National Corporation stock, as determined for purposes of Section 871(h)(3)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), (or any successor provision) or (ii) a controlled foreign corporation that is related to us, as determined for purposes of Section 881(c)(3)(C) of the Code (or any successor provision);

∎	any tax, assessment or other governmental charge (i) in the nature of a backup withholding tax, (ii) as a result of the failure to comply with information reporting requirements or (iii) imposed or required pursuant to Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (commonly referred to as “FATCA”), or imposed under any substantially similar successor legislation, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection therewith;

∎	any tax, assessment or other governmental charge imposed solely because the holder or the beneficial owner of such Note (1) is a bank purchasing such Note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying such Note for investment purposes nor (B) buying such Note for resale to a third party that either is not a bank or holding such Note for investment purposes only;

∎	any tax, assessment or other governmental charge imposed in whole or in part by reason of such holder’s or beneficial owner’s past or present status as a corporation that accumulates earnings to avoid U.S. federal income tax or as a private foundation, a foreign private foundation or other tax-exempt organization; or

∎	any combinations of items identified in the bullet points above.

In addition, we will not be required to pay any additional amounts to any holder or beneficial owner that is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note. In addition, if withholding of tax is required on Notes linked to U.S. equities or equity indices under Treasury regulations promulgated under Section 871(m) of the Code, we will not be required to pay any additional amounts with respect to amounts withheld.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on January 27, 2017, as amended by our Form 10-K/A filed with the SEC on February 28, 2017, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

We may redeem the Notes, in which case you will receive no further interest payments.

We retain the option to redeem the Notes, in whole or in part, on December 28, 2024 on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The price at which the Notes may be resold may be substantially less than the amount for which they were originally purchased.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies LLC would be willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that will be included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies LLC, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes will not be listed on any securities exchange and secondary trading may be limited.

The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Jefferies LLC may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily, and any redemption by us in part but not in whole may further reduce any liquidity in the Notes that may exist at that time. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact. If at any time Jefferies LLC were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. You will have no right to require us to redeem the Notes prior to their maturity on December 28, 2037. Accordingly, you should be willing to hold your Notes to maturity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion supplements the discussion in the prospectus supplement dated February 4, 2016 under the heading “United States Federal Taxation” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement dated February 4, 2016) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

In the opinion of Sidley Austin LLP, solely for purposes of determining whether the notes are issued with “original issue discount,” we will be deemed to exercise our option to redeem the notes on December 28, 2024, and, as a result, (i) all interest payable on the notes through December 28, 2024 will be treated as qualified stated interest and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes and (ii) all interest payable on the notes outstanding after December 28, 2024 will be treated as qualified stated interest and will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. Accordingly, as of the Original Issue Date, the notes will not be treated as having been issued with original issue discount. See “United States Federal Taxation—U.S. Holders—Payments of Stated Interest” and “United States Federal Taxation—U.S. Holders—Discount Notes—Notes Subject to Early Redemption” in the prospectus supplement dated February 4, 2016.

Prospective purchasers are urged to consult their own tax advisors regarding the federal, state, local and other tax consequences to them of an investment in the Notes.

The discussion in the preceding paragraphs under “Material United States Federal Income Tax Consequences,” and, notwithstanding anything to the contrary contained therein, the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement dated February 4, 2016, insofar as such discussions purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $         per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this prospectus from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We may deliver the Notes against payment therefor in New York, New York on a date that is more than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from the Pricing Date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

SUPPLEMENTAL CERTAIN ERISA CONSIDERATIONS

The following discussion supplements the discussion under “Certain ERISA Considerations” in the accompanying prospectus on page 44.

Each purchaser or transferee of a Note or any interest therein that is using assets of a benefit plan investor subject to ERISA or to Section 4975 of the Code (a “benefit plan”), including any fiduciary purchasing a Note on behalf of a benefit plan (“Plan Fiduciary”), will be deemed to have represented by its acquisition of the Note that:

(1) none of the issuer entities, the trustee, the underwriters, agents, dealers and similar parties, or any of their respective affiliated entities (the “Transaction Parties”), has provided or will provide advice with respect to the acquisition of a Note by the benefit plan, other than to the Plan Fiduciary which is independent of the Transaction Parties, and the Plan Fiduciary either: (a) is a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a State or Federal agency; (b) is an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a benefit plan; (c) is an investment adviser registered under the Advisers Act, or, if not registered an as investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business; (d) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or (e) has, and at all times that the benefit plan is invested in a Note will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the benefit plan investing in a Note in such capacity);

(2) the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the benefit plan of a Note;

(3) the Plan Fiduciary is a “fiduciary” with respect to the benefit plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating the benefit plan’s acquisition of a Note;

(4) none of the Transaction Parties has exercised any authority to cause the benefit plan to invest in a Note or to negotiate the terms of the benefit plan’s investment in a Note; and

(5) the Plan Fiduciary has been informed by the Transaction Parties: (a) that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity, and that no such entity has given investment advice or otherwise made a recommendation, in connection with the benefit plan’s acquisition of a Note; and (b) of the existence and nature of the Transaction Parties financial interests in the benefit plan’s acquisition of a Note.

The above representations are intended to comply with the DOL’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect.

None of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any a Note by any benefit plan.

LEGAL MATTERS

The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS

The financial statements of Jefferies Group LLC and its subsidiaries as of November 30, 2016 and November 30, 2015 and for the years ended November 30, 2016, November 30, 2015 and November 30, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Loancore LLC for the year ended November 30, 2016, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries, incorporated in this Prospectus by reference from Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of KCG Holdings, Inc. as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015, and December 31, 2014, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K/A for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$

Jefferies Group LLC

Senior Fixed Rate 20-Year Step-Up Callable Notes due

December 28, 2037

PRICING SUPPLEMENT

                    , 2017